David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC  20549-7010

     Re:     Bowl America Incorporated
             Form 10-K for fiscal year ended June 29, 2008,
             Form 10-K/A filed December 24, 2008 and
             Schedule 14A filed October 27, 2008
             File No. 001-07829


January 29, 2009

Dear Mr. Humphrey:

      I am writing on behalf of Bowl America Incorporated ("Bowl America" or the "Company") in response to the Staff's letter of comments, dated
January 13, 2009, received from Daniel Morris of the Staff, regarding the Company's Annual Report on Form 10-K for the year ended June 29, 2008,
Form 10-K/A filed December 24, 2008 and Schedule 14A filed October 27, 2008. Set forth below is the comment contained in your letter and the Company's response thereto.


Form 10-K
Executive Compensation, page 4

     1. We note your response to comment two of our letter dated November 24, 2008 and reissue. The payment made to Mr. Goldberg was calculated based on the company attaining a specific performance target and does not appear to be discretionary. Please provide a more detailed analysis as to why you believe that the additional payment which Mr. Goldberg receives if the company's annual net income prior to taxes exceeds 2.5M is properly characterized as a bonus rather than a non-equity incentive award. Alternatively, please confirm that in future filings you will report such payments in the non-equity incentive compensation plan column. Please refer to the staff's guidance related to executive compensation disclosure, including Question 119.02 of the staff's "Compliance and Disclosure Interpretations (Updated 7/3/08)" at www.sec.gov.

     Response: We have read the Staff's guidance related to executive compensation disclosure and Mr. Goldberg's additional payment in all future filings will be reported as a non-equity incentive award.


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     In connection with the Company's responses to the Staff's comments set forth above, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please feel free to contact Arthur H. Bill or Thomas L. James of Foley & Lardner LLP, our counsel, at (202) 295-4003 or the undersigned at (703) 941-6300 if you have any questions regarding the above matters.

     Sincerely,




     Cheryl A. Dragoo
     Chief Financial Officer


     cc:   Arthur H. Bill, Esq.
           Thomas L. James, Esq.